United States securities and exchange commission logo





                               June 24, 2022

       Hugh Gallagher
       Chief Financial Officer
       Marathon Digital Holdings, Inc.
       1180 North Town Center Drive, Suite 100
       Las Vegas, NV 89144

                                                        Re: Marathon Digital
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2022
                                                            File No. 001-36555

       Dear Mr. Gallagher:

              We have reviewed your June 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 27, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Consolidated Statements of Operations, page F-5

   1. Your response to prior comment 1 addresses your classification during 2021. Please also explain the basis for
classifying the realized gain on the sale of digital currencies outside of loss from operations
within other income/expenses for all periods presented. Cite the authoritative
accounting literature that supports your accounting.
       Notes to Consolidated Financial Statements
       Note 1 - Organization and Description of Business
       Organization, page F-8

   2. We note your response to prior comment 2 regarding the bitcoin loaned to NYDIG under the Master Securities
Loan Agreements. Our comment was meant to solicit a
 Hugh Gallagher
FirstName  LastNameHugh
Marathon Digital Holdings,Gallagher
                          Inc.
Comapany
June       NameMarathon Digital Holdings, Inc.
     24, 2022
June 24,
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         comprehensive accounting analysis on how you are accounting for the borrowed bitcoin and the collateral and your classification of the interest received on the bitcoin loans in your statement of cash flows with reference to the specific authoritative literature that supports your accounting. Please provide such a response. Ensure that your response includes, but is not limited to, how you determined that you did not meet the derecognition criteria and control was not transferred to the borrower. Also, tell us how the interest received on the bitcoin loans is classified in your statement of cash flows and the basis for such classification. In addition, please explain why your response indicates that there was no collateral, while your disclosure on page F-12 states that NYDIG is to transfer collateral to you with a market value at least equal to 100% of the market value of the loaned BTC.
3. We note your response to prior comment 3 regarding the Simple Agreement for Future
         Equity (   SAFE   ) agreements. As previously requested, please
address the following:

                Provide us with a complete description of the material rights and obligations of these agreements.

                Explain why the SAFEs are considered equity method investments under ASC 323.
              Refer to ASC 323-10-15-3.

                Provide us with your comprehensive analysis to support your accounting for these agreements with contextual references to the authoritative literature applied.
Note 2 - Summary of Significant Accounting Policies
Digital Currencies, page F-13

4. We note your response to prior comment 4. Your policy of utilizing a standardized time on a daily basis to assess for impairment does not appear to comply with ASC 350-30-35-
         18 that indicates intangible assets should be tested for impairment at any time events or changes in circumstances indicate that it is more likely than not that the asset is impaired.
         Please revise your accounting to comply with ASC 350. We note from your response to prior comment 11 in your letter dated April 22, 2022 that compliance with ASC 350 would not result in a material difference from your valuation on a nightly basis. For each of the periods presented, please provide us with your materiality analysis of the difference between the results of an impairment evaluation based on the pricing of BTC on a nightly basis and the price of BTC at any time it is below the cost.
5. We note your response to prior comment 5. As previously requested, please explain the basis for any differences from prior periods in the presentation of cash flows from the disposition of digital currencies on the statement of cash flows. In this regard, explain the basis for your classification as investing activities in 2019 and 2020, and provide the contextual reference to the authoritative accounting literature relied upon.
 Hugh Gallagher
FirstName  LastNameHugh
Marathon Digital Holdings,Gallagher
                          Inc.
Comapany
June       NameMarathon Digital Holdings, Inc.
     24, 2022
June 24,
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6. You indicate in response to prior comment 5 that you are currently loaning 600 bitcoin to
         NYDIG and are not currently purchasing forward contracts related to cryptocurrency.
         Please tell us the type of contracts you do enter into involving your cryptocurrency holdings and, for those other than the arrangements addressed in other comments, please explain how you are accounting for such arrangements. In this regard, please explain the arrangements referred to by your CEO in the May 2, 2022 Bloomberg News article
         entitled,    Bitcoin-Hoarding Miners Turn to Options Market for Cash
Infusion.
Investment Fund, page F-15

7.       In response to prior comment 6, you state,    As the Company owns 100%
of the limited
         partnership interests in the fund, and the fund can be collapsed at any time, with the
         Company retaking direct ownership of the bitcoin in question, the Company, for all practical purposes, does own the bitcoin, even if technically indirectly through the fund of
         one.    Please explain how this assertion is consistent with your
accounting treatment for
         your investment in NYDIG Digital Assets Fund III, LP.
8. We note your response to prior comment 7. Notwithstanding that you anticipate the investment fund to be dissolved by the end of the third quarter of 2022, your historical financial statements will include your investment. Please provide us with your proposed revised accounting policy for your investment in the investment fund. That is, as previously requested, please address how you are accounting for your limited partnership interest in NYDIG Digital Assets Fund III, LP. As part of your response, also clarify for us where you provide the disclosures required by ASC 820-10-50-6A.
9. We note your response to prior comment 8 indicating that the purchase of that amount of bitcoin requires expertise unrelated to your business. Tell us whether the management fee is meant to compensate for this expertise and how you considered ASC 810-10-25-38H.
         Further explain the basis for why you would fund 100% of the capital of DAF III, yet not retain any control over how that capital is deployed. Address how you considered whether you had the opportunity and the incentive to establish arrangements that result in you being the variable interest holder with that power to direct the activities that most significantly impact the economic performance of the VIE. Also explain how it was considered that your economic interest is proportionately greater than your stated power to direct the activities of DAF III. Refer to ASC 810-10-25-38F through 25-38G.
10. We note your response to prior comment 9. As previously requested, please provide us with your comprehensive analysis of de facto agents pursuant to ASC 810-10-25-43. As part of your analysis, tell us how you considered your BTC loans to NYDIG and that you rely on NYDig for custodian services.
Revenue Recognition, page F-15

11. In response to prior comment 12, you indicate that there is only a delay in the transfer from the pool wallet to the respective customer's wallet (including the Company) when bitcoin is earned outside of normal business hours. We noted in the prior comment that
 Hugh Gallagher
FirstName  LastNameHugh
Marathon Digital Holdings,Gallagher
                          Inc.
Comapany
June       NameMarathon Digital Holdings, Inc.
     24, 2022
June 24,
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         the constructive receipt of the mining reward can be at least two days from contract inception based on your response to prior comment 14 in your letter dated April 22, 2022 indicating that NYDIG confirms the allocation among pool participants within 24 hours of a block reward and, once the NYDIG calculations are confirmed, you aggregate all the
         BTC rewards at the end of that day. As previously requested, please provide us with your analysis of how you comply with the requirement to recognize the estimated fair value of the non-cash consideration at contract inception. In this regard, your analysis of ASC
         606-10-32-21 does not appear to address the concept that noncash consideration should be measured at contract inception. In addition, please address the concept in ASC 606-10-
         32-23 that changes in the fair value of noncash consideration after contract inception that are due to the form of the consideration should not be included in the transaction price.
         Your disclosure should address any difference between the fair value of the BTC when you recognize revenue at the end of the day upon constructive receipt and the fair value of the noncash consideration at contract inception.
12. We note your response to prior comment 13. Please further clarify the statement in the
         context of the operation of your own mining pool that    revenues
associated directly with
         bitcoin mining activities are recorded net of any pool fee with an offsetting cost of
         revenue.    Explain why the pool fee revenue you earn as the pool
operator would be a
         reduction to revenue. In this regard, we note your conclusion that, as the pool operator, you are the principal and you have full control of the bitcoin rewards to be transferred to the pool participant. You indicate that you provide transaction verification service to the blockchain network by the pool. It is our understanding that the pool participants provide you with computing power in exchange for the bitcoin reward. As the pool operator, tell us what consideration you gave to the gross presentation of the reward from your bitcoin mining activities as revenue with the net bitcoin reward distributed
to your customer   s
         wallets, which you indicate is the transaction price, presented as your cost of revenue.
          Your revenue recognition accounting policy should be revised, accordingly.
13. You indicate that you are not proposing a revised revenue recognition policy. However, we note the accounting policy disclosed in Critical Accounting Matters in your Form 10-Q for the quarterly period ended March 31, 2022 was revised and does not address certain aspects of revenue recognition that are disclosed in your revenue recognition policy in your Form 10-K for the year ended December 31, 2021, such as how you account for variable consideration. As such, and in light of the nature of our comments, as previously requested, and to facilitate our review, please provide us with your proposed revised revenue recognition policy disclosure.
Note 5 - Debt, Commitments and Contingencies
Revolving Credit Line, page F-27

14.      We note your response to prior comment 14. Our comment was meant to solicit a
         comprehensive analysis of your accounting for bitcoin stored in a custody account for the benefit of the Bank pledged as collateral. In this regard, please explain why it is
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FirstName  LastNameHugh
Marathon Digital Holdings,Gallagher
                          Inc.
Comapany
June       NameMarathon Digital Holdings, Inc.
     24, 2022
June 24,
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FirstName LastName
         appropriate to classify the required collateral as restricted digital currency on your balance sheet pursuant to ASC 820. Provide the contextual reference to the authoritative accounting literature that supports your accounting for the transfer of the bitcoin. Your response should address, but not be limited to, what consideration was given to terms of the collateral under the revolving line of credit as disclosed on page F-27. In addition, please explain the reference to ASC 805 and the impact on measurement from the risk of loss due to theft.
Form 10-Q for the Quarterly Period Ended March 31, 2022
Consolidated Condensed Statement of Operations, page 4

15. We note your response to prior comment 15. As previously requested, please clarify that the line item of total other (expenses) income excludes interest expense. In this regard, you should revise the line item description, accordingly. Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 15

16.      You indicate in response to prior comment 16 that,    Pursuant to ASC
360, the Company
         has given consideration to impairment and determined that the value of the asset is not
         impaired.    Please provide us with your accounting analysis that
supports this conclusion.
         Address the change in the cash flows expected to result from the use and eventual disposition of the asset as compared to the carrying amount. Refer to ASC 360-10-35-17.
         In addition, please tell us what consideration was given to the impact of the intent to transition the Hardin operations on the carrying amount of the prepaid service contract and any other assets related to the Hardin Station.
Non-GAAP Financial Measures, page 17

17. We note your response to prior comment 17 regarding your non-GAAP measures. Please address the following:

                You indicate in your response that you will exclude the change in fair value of the fund from the calculation of Adjusted Net Income. Also revise your computation of
              Adjusted EBITDA to remove this adjustment, as it appears to result in an individually tailored accounting principal. Refer to Question 100.04 of the Compliance and
              Disclosure Interpretations on Non-GAAP Financial Measures.

                We continue to object to your adjustment for impairment of digital currencies, as we
              believe that adjusting for this item does not provide useful information to investors.
              Accepting and holding bitcoin and using cryptocurrency for treasury management appear to be core business functions and inconsistent with the purpose of including the measure of Adjusted EBITDA in your filing. In this regard, you state the purpose
              of the measure is to    provide a meaningful view of earnings
performance.    We
              further acknowledge that bitcoin   s price volatility will
continue to result in recurring
 Hugh Gallagher
Marathon Digital Holdings, Inc.
June 24, 2022
Page 6
           impairment charges that will continue to impact earnings performance in future periods. Please revise your presentation of Adjusted EBITDA to remove this adjustment, consistent with the removal of the adjustment from your non-GAAP measure of Adjusted Net Income as noted in your response to prior comment 3 in your letter dated April 22, 2022. Refer to Rule 100(b) of Regulation G and CD&I
           Question 100.04.

             As previously requested, explain the nature of amortization of prepaid service contracts included in the non-GAAP adjustment to Adjusted EBITDA for depreciation and amortization. Tell us if it relates to the operation and maintenance
           services for the Hardin Facility pursuant to the Data Facility Services Agreement as noted from your disclosure on page F-10 of your Form 10-K for the year ended
           December 31, 2021. Explain how adjusting for the cost of services complies with
           Rule 100(b) of Regulation G, Item 10(e)(1)(i)(C) of Regulation S-K, and Question
           100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
           Measures.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.



                                                            Sincerely,
FirstName LastNameHugh Gallagher
                                                            Division of
Corporation Finance
Comapany NameMarathon Digital Holdings, Inc.
                                                            Office of
Technology
June 24, 2022 Page 6
cc:       Jolie Kahn
FirstName LastName